[redacted]

08003167

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC
Mail Processing
Section
JUN 09 2008
Washington, DC
101

Your reference File No. 82-5089
Our reference SWM / BC
Date June 4, 2008

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 35 22
Direct Fax +41 (0)44 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich closes acquisition of DWS Vita SpA in Italy" dated June 3, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Corporate Legal Adviser

PROCESSED
JUN 12 2008
THOMSON REUTERS

Enclosure

dlw
6/11

46674-05

News Release

ZURICH®

Zurich closes acquisition of DWS Vita SpA in Italy

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, June 3, 2008 – Zurich Financial Services Group (Zurich) has announced today the completion of the acquisition of 100% of Life insurer DWS Vita SpA from an Italian subsidiary of Deutsche Bank. Through this transaction, Zurich and Deutsche Bank are strengthening their global partnership with an additional distribution channel in Italy. The transaction was first announced on December 17, 2007.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 09 2008

Washington, DC
101

Your reference File No. 82-5089

Our reference MS / BC

Date June 5, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 51
Direct Fax +41 (0)44 625 08 51
marianne.stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following document:

- 2 ex. Letter to Shareholders 2008 of the Zurich Financial Services Group, Results for the Three Months to March 31, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Stuck

Marianne Stuck
Corporate Legal Adviser

Enclosure

46674-05



Letter to Shareholders 2008

Zurich Financial Services Group
Results for the Three Months to March 31, 2008

ZURICH

Dear Shareholder

We are pleased to present strong results for the first three months of 2008. Net income increased by 3 percent to USD 1.4 billion, business operating profit rose 1 percent to USD 1.8 billion, and our annualized return on equity stood at 19.9 percent.

Considering the current financial and market challenges facing our sector, these are excellent results that demonstrate the value of successfully executing on our dual strategy of operational transformation and profitable growth. The underwriting processes we have put in place give us the analytical tools to remain disciplined in a more rate-driven market; the capital we are generating through improved operating platforms is fuelling a focused growth strategy, both organically and through acquisitions; and the tangible benefits of a rigorous approach to risk and investment management can serve as a true differentiator.

Apply these strengths across a portfolio of businesses that grows larger and more diverse every quarter, and our strategic objective becomes clear: to position Zurich for success in any market condition; to base our success on inherent strengths, not external factors; and to increasingly extend Zurich's strengths into the markets of tomorrow, including Russia, Eastern Europe, Greater China and the Middle East. But in the end, our focus must remain squarely on delivering everything Zurich has to offer to every customer it has the privilege of serving.

Driving these successes are 60,000 people who are feeling more confident and aligned every day. We have asked a lot from them, and they continue to meet the challenges. It is why we continue to invest in them, and why ultimately insurance is a people business.

We hope you share our confidence in Zurich's future, and thank you for your continued support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Financial Highlights

This information is unaudited. The Letter to Shareholders 2008 should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Comparatives are for the three months ended March 31, 2007, or as of December 31, 2007, unless otherwise specified. Certain comparatives have been restated as a result of a change in accounting policy. We have also changed the computation of return on common shareholders' equity and business operating profit (after tax) return on common shareholders' equity from a compound to a linear basis with comparatives consequently adjusted.

in USD millions, for the three months ended March 31, unless otherwise stated	2008	2007	Change[1]
Business operating profit	**1,764**	1,741	1%
Net income attributable to shareholders	**1,427**	1,390	3%
General Insurance gross written premiums and policy fees	**11,191**	10,216	10%
Global Life gross written premiums, policy fees and insurance deposits	**5,398**	5,239	3%
Farmers Management Services management fees and other related revenues	**589**	542	9%
General Insurance business operating profit	**1,189**	1,135	5%
General Insurance combined ratio	**94.6%**	93.3%	(1.3 pts)
Global Life business operating profit	**337**	317	6%
Global Life new business annual premium equivalent (APE)	**722**	628	15%
Global Life new business margin, after tax (as % of APE)	**22.2%**	23.2%	(1.0 pts)
Global Life new business value, after tax	**160**	146	10%
Farmers Management Services gross management result	**281**	260	8%
Farmers Management Services business operating profit	**300**	330	(9%)
Farmers Management Services managed gross earned premium margin	**7.0%**	6.9%	0.1 pts
Group investments average invested assets	**196,165**	192,097	2%
Group investments result, net	**2,173**	2,368	(8%)
Group investments return (as % of average invested assets)	**1.1%**	1.2%	(0.1 pts)
Shareholders' equity[2]	**29,378**	28,945	1%
Diluted earnings per share (in USD)	**10.05**	9.43	7%
Diluted earnings per share (in CHF)	**10.75**	11.62	(8%)
Return on common shareholders' equity (ROE)	**19.9%**	21.6%	(1.7 pts)
Business operating profit (after tax) return on common shareholders' equity	**18.6%**	19.9%	(1.3 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] As of March 31, 2008 and December 31, 2007, respectively.

Performance overview

Business operating profit increased by 1 percent to USD 1.8 billion, demonstrating the sustainability of the business model of our core operating segments in challenging market conditions.

- **General Insurance business operating profit** increased by USD 54 million, or 5 percent, to USD 1.2 billion. This performance reflects the strength of our diversified portfolio in an environment that continues to be competitive.

- **Global Life business operating profit** increased by USD 20 million, or 6 percent, to USD 337 million, reflecting a strong performance in the current challenging economic environment. **New business value after tax,** increased by 10 percent, primarily as a result of increased volumes in Germany and in emerging markets.

- **Farmers Management Services business operating profit** decreased by USD 30 million to USD 300 million resulting from lower net other income items, with the underlying business increasing by 8 percent, benefiting from a combination of organic and inorganic growth of the Farmers Exchanges, which we manage but do not own. The decrease in net other income items reflects a reduction in net investment income following dividends paid to the Group, and one-time gains of USD 28 million realized on the sale of own-use properties in 2007.

Other Businesses business operating profit decreased by USD 111 million to USD 38 million primarily resulting from the impact of adverse equity markets affecting both Group investments classified as "fair value through profit or loss" and insurance liabilities, and from lower levels of run-off transactions. The **Corporate Functions** result improved by USD 91 million following improved net headquarter revenues and higher gains on foreign currency transactions.

Net income attributable to shareholders increased by USD 37 million, or 3 percent, to USD 1.4 billion. The **shareholders' effective tax rate** was 24.5 percent compared with 24.7 percent previously reported for the year ended December 31, 2007, and 24.4 percent for the year ended December 31, 2007, allowing for the aforementioned restatement.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 10 percent in US dollar terms, while increasing by 2 percent on a local currency basis. We maintained underwriting discipline while capitalizing on attractive opportunities in line with our strategy of further diversifying our businesses through growth focused on personal and small business lines, as well as key emerging markets.

- **Global Life** insurance deposits increased by 14 percent in US dollar terms, and by 8 percent on a local currency basis, while gross written premiums and policy fees decreased by 8 percent in US dollar terms, and by 19 percent on a local currency basis. These movements reflect the continued shift in business mix from traditional to unit-linked products. New business annual premium equivalent (APE) increased by 15 percent in US dollar terms, and by 8 percent on a local currency basis, driven by increases in Germany and emerging markets.

- **Farmers Management Services** management fees and other related revenues increased by 9 percent, reflecting the underlying increase in the gross earned premiums of 6 percent in the Farmers Exchanges, which we manage but do not own, as a result of targeted investments and product enhancements.

As a consequence of the USD 3.1 billion increase in average common shareholders' equity compared with the three months ended March 31, 2007, **return on common shareholders' equity** decreased by 1.7 percentage points to 19.9 percent, and **business operating profit (after tax) return on common shareholders' equity** decreased by 1.3 percentage points to 18.6 percent.

Diluted earnings per share decreased by CHF 0.87, or 8 percent, to CHF 10.75 for the three months ended March 31, 2008, compared with CHF 11.62 for the same period in 2007, reflecting the weakening of the dollar against the Swiss franc. The corresponding diluted earnings per share movement in US dollars was an increase of USD 0.62, or 7 percent, to USD 10.05.

General Insurance

in USD millions, for the three months ended March 31	2008	2007	Change
Gross written premiums and policy fees	11,191	10,216	10%
Net earned premiums and policy fees	7,926	7,153	11%
Insurance benefits and losses, net of reinsurance	(5,542)	(4,966)	(12%)
Net underwriting result	427	476	(10%)
Net investment income	931	854	9%
Business operating profit	**1,189**	**1,135**	**5%**
Loss ratio	69.9%	69.4%	(0.5 pts)
Expense ratio	24.7%	23.9%	(0.8 pts)
Combined ratio	**94.6%**	**93.3%**	**(1.3 pts)**

Business operating profit increased by 5 percent in US dollar terms to USD 1.2 billion, and decreased by 1 percent on a local currency basis for the three months ended March 31, 2008. A decrease in the net underwriting result was compensated by an improvement in the net investment income as a result of a higher average invested asset base.

Gross written premiums and policy fees increased by USD 975 million, or 10 percent in US dollar terms, and by 2 percent on a local currency basis. This growth was achieved in line with our strategy to target organic and inorganic profitable growth focusing on personal and small business lines, as well as on key emerging markets. Of the 2 percent increase, 1.5 percent was driven by acquisitions executed in 2007, mainly in Europe General Insurance.

Excluding this impact, we saw organic growth of 0.5 percent. In Europe General Insurance, improved renewal rates and higher new business in selected markets drove an increase in gross written premium levels. In North America Commercial, rates declined, and the environment remained highly competitive; however, North America Commercial managed to keep prior year levels by successfully applying their market segmentation techniques to identify profitable growth opportunities while proactively reducing their exposure to segments with lower profitability. Global Corporate remained relatively stable as a result of overall strong retention levels and improved new business levels in Europe, where rates were more stable, compensating for decreasing rates in the US and lower volumes. International Businesses gross written premiums and policy fees increased, driven by a positive rate environment in South Africa and continued growth in Latin America.

The **net underwriting result** decreased by USD 49 million, or 10 percent, to USD 427 million, reflected in the 1.3 percentage point increase in the combined ratio to 94.6 percent. Net earned premiums and policy fees increased following higher gross written premiums and policy fees, as well as reduced levels of cessions to reinsurers implemented since 2007, in light of the strength of our balance sheet. We saw comparatively higher levels of larger and weather-related losses as well as higher commission levels, both driving the increase in our combined ratio.

The **loss ratio** increased by 0.5 percentage points to 69.9 percent as a result of increased large loss levels, lower levels of externally reported catastrophes and an overall positive development emerging from reserves established in prior years. In Europe General Insurance, there was an improvement of 2.7 percentage points primarily as a result of the absence of significant weather losses in 2008 compared with the losses arising from winter storm Kyrill in 2007. This improvement was counterbalanced by the higher incidence of large losses affecting the loss ratio, some of which were weather-related, in Global Corporate, up 3.7 percentage points mostly in North America, in North America Commercial, up 3.5 percentage points, and in International Businesses, up 2.4 percentage points, compared with the relatively benign experience in all of these businesses in the first three months of 2007. The **expense ratio** increased overall by 0.8 percentage points to 24.7 percent. This increase results from higher commissions as we maintain our focus on profitable lines of business and from our continued investment in growth and operational transformation.

Global Life

in USD millions, for the three months ended March 31	2008	2007	Change
Insurance deposits	3,027	2,656	14%
Gross written premiums and policy fees	2,371	2,583	(8%)
Net investment income on Group investments	1,082	1,061	2%
Insurance benefits and losses, net of reinsurance	(2,205)	(2,096)	(5%)
Underwriting and policy acquisition costs, net of reinsurance	(482)	(410)	(18%)
Administrative and other operating expenses	(446)	(405)	(10%)
Business operating profit	**337**	**317**	**6%**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts[1]	191,606	191,117	–
Embedded value – highlights			
New business annual premium equivalent (APE)	**722**	**628**	**15%**
Present value of new business premiums (PVNBP)	5,857	5,078	15%
New business margin, after tax (as % of APE)	**22.2%**	**23.2%**	**(1.0 pts)**
New business margin, after tax (as % of PVNBP)	2.7%	2.9%	(0.2 pts)
New business value, after tax	**160**	**146**	**10%**

[1] As of March 31, 2008 and December 31, 2007, respectively.

During the three months ended March 31, 2008, Global Life faced challenging market conditions in its core markets from falling and volatile equity markets and from consumer uncertainties resulting from the global credit squeeze.

Business operating profit increased by USD 20 million to USD 337 million, an increase of 6 percent in US dollar terms, but a decrease of 2 percent on a local currency basis. Falling asset values, particularly in the UK, reduced asset-based fees and accelerated amortization of deferred acquisition costs. This negative impact was partially offset by growth in Germany.

Insurance deposits increased by 14 percent in US dollar terms, and by 8 percent on a local currency basis, while **gross written premiums and policy fees** decreased by 8 percent in US dollar terms, and by 19 percent on a local currency basis. This development reflects our continued focus on unit-linked products that provide choices for customers based on their needs and risk attitudes.

Net reserves remained flat in US dollar terms, but after excluding the impact of foreign currency translation, decreased by 4 percent since December 31, 2007. The decrease is primarily due to the reduction in the value of policyholders' unit-linked insurance and investment contracts as a result of equity market decreases during the three months ended March 31, 2008.

Farmers Management Services

in USD millions, for the three months ended March 31	2008	2007	Change
Management fees and other related revenues	589	542	9%
Management and other related expenses	(308)	(282)	(9%)
Gross management result	281	260	8%
Other net income	19	70	(73%)
Business operating profit	**300**	**330**	**(9%)**
Managed gross earned premium margin	7.0%	6.9%	0.1 pts

Business operating profit decreased by USD 30 million to USD 300 million. An increased contribution from the underlying operations was more than offset by a decrease in other net income as gains of USD 28 million on the sale of property related to the concentration of customer service activities into two ServicePoints were recognized in 2007, but not repeated in 2008. Additionally, net investment income decreased by USD 19 million as a result of a lower average invested asset base following dividends and cash transfers paid to the Group in November 2007, and the sale of debt securities for the acquisition of Bristol West.

Management fees and other related revenues increased by USD 47 million, primarily driven by the 6 percent increase in gross earned premiums at the Farmers Exchanges, which we manage but do not own. Bristol West, which was acquired in July 2007, contributed USD 35 million to the increase in management fees and other related revenues. Management and other related expenses increased by USD 26 million, including USD 23 million related to Bristol West. The overall improvement in the gross management result of USD 21 million is reflected in the increase of 0.1 percentage points to 7.0 percent in the managed gross earned premium margin.

Other Businesses

in USD millions, for the three months ended March 31	2008	2007	Change
Business operating profit:			
Farmers Re	31	44	(30%)
Centre	(12)	35	nm
Centrally Managed Businesses	(18)	65	nm
Rest of Other Businesses	36	5	nm
Total business operating profit	**38**	**149**	**(74%)**

Farmers Re business operating profit decreased by USD 13 million to USD 31 million reflecting lower cession levels from the Farmers Exchanges and an increase in weather-related losses. The result in **Centre** decreased by USD 47 million to a business operating loss of USD 12 million due to comparatively high levels of profitable run-off transactions in the prior year. **Centrally Managed Businesses**, which largely comprise portfolios that we proactively manage to achieve a profitable run-off over time, decreased by USD 83 million to a business operating loss of USD 18 million, primarily driven by the impact of adverse equity market movements on Group investments and certain insurance liabilities which are sensitive to equity market developments. The **Rest of Other Businesses** increased by USD 31 million following an improved result in Banking and certain run-off positions carried at Group level.

Corporate Functions

in USD millions, for the three months ended March 31	2008	2007	Change
Net investment income	154	167	(8%)
Interest expense on debt	(291)	(300)	3%
Business operating loss	**(100)**	**(191)**	**48%**
Headquarter revenues/(expenses), after allocations to operating businesses and excluding foreign currency impacts	37	(4)	nm

Business operating loss improved by USD 91 million to a loss of USD 100 million for the three months ended March 31, 2008, primarily driven by a USD 60 million increase in gains on foreign currency transactions, and increased net headquarter revenues.

Net headquarter revenues improved by USD 41 million to USD 37 million primarily driven by higher allocations to the operating businesses.

Investment Position and Performance

Performance of Group investments

in USD millions, for the three months ended March 31	2008	2007	Change
Net investment income	2,163	2,062	5%
Net capital gains on investments and impairments	10	305	(97%)
of which: net capital gains on investments and impairments attributable to shareholders	14	149	(91%)
Net investment result	2,173	2,368	(8%)
Net investment return on Group investments [1]	**1.1%**	**1.2%**	**(0.1 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	(1,579)	(541)	(192%)
Total investment result, net of investment expenses [2]	**594**	**1,827**	**(67%)**
Average investments [3]	196,165	192,097	2%
Total return on Group investments [1]	**0.3%**	**1.0%**	**(0.7 pts)**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 64 million and USD 65 million for the three months ended March 31, 2008 and 2007, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 1.9 billion and USD 3.9 billion in the three months ended March 31, 2008 and 2007, respectively.

Total return (net of investment expenses) was 0.3 percent on average Group investments. Debt securities, which are invested to match our liability profiles, returned 1.1 percent while other investments returned 2.0 percent. Equity securities had a negative return of 9.2 percent, largely as a result of the change in unrealized capital gains as all major markets declined.

Total **net investment income** was USD 2.2 billion, with a return of 1.1 percent, an increase of 3 basis points compared with 2007. This increase in return arose mainly from debt securities, with an increase of 4 basis points to 1.2 percent. Overall, net investment income increased by USD 101 million in US dollar terms, but decreased by USD 44 million on a local currency basis, driven by a lower average invested asset base as a result of the transfer of investments relating to our UK Life annuity business, which was reinsured in June 2007, and the continued shift in our life business to unit-linked products and the related unit-linked investments.

Total **net capital gains on investments and impairments** were USD 10 million, which included gains of USD 18 million arising from the sale of investments and impairments of USD 235 million, mainly USD 144 million attributable to debt securities and USD 86 million attributable to equity securities, as well as positive market revaluations of USD 227 million, primarily related to derivatives hedging equity positions in certain with-profits businesses.

Net unrealized losses included in total equity have increased by USD 1.6 billion since December 31, 2007, due to the USD 1.6 billion decrease in net unrealized gains on equity securities as a result of declines in major global equity markets. Net unrealized losses on debt securities were broadly flat as decreases in interest rates in all major markets were offset by widening credit spreads.

Performance of unit-linked investments

in USD millions, for the three months ended March 31	2008	2007	Change
Net investment income	1,144	794	44%
Net capital (losses)/gains on investments and impairments	(10,152)	1,403	(824%)
Net investment result, net of investment expenses [1]	(9,008)	2,198	(510%)
Average investments	118,507	115,447	3%
Total return on unit-linked investments [2]	**(7.6%)**	**1.9%**	**(9.5 pts)**

[1] After deducting investment expenses of USD 149 million and USD 109 million for the three months ended March 31, 2008 and 2007, respectively.
[2] Total return is not annualized.

Net investment income on **unit-linked investments** increased by USD 350 million, or 44 percent, primarily attributable to dividend income on equity securities in the US. Net capital gains on investments decreased by USD 11.6 billion to net losses of USD 10.2 billion, as a result of adverse market conditions primarily affecting the UK and Ireland.

Financial calendar

Investors' Day – Global Life Strategy Update

May 23, 2008

Half Year Results Reporting 2008

August 13, 2008

Results Reporting for the Nine Months to September 30, 2008

November 13, 2008

Contact information

Registered Office

Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Relations

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services

Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility

Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 639 20 02
E-mail: corporate.responsibility@zurich.com

Securities Custody Service

Zurich Financial Services, Custody Accounts
c/o S A G SIS Aktienregister AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.sag.ch

American Depositary Receipts

Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY), a subsidiary of The Bank of New York Mellon. For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

The information contained within this document is unaudited. The Letter to Shareholders 2008 should be read in conjunction with the Zurich Financial Services Group Annual Report 2007. Additional information on the Results for the Three Months to March 31, 2008 including the Financial Review and Financial Supplement is available on our Web site www.zurich.com

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results. Persons requiring advice should consult an independent adviser.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Addison Corporate Marketing Ltd., London.

Cover photograph by Elisabeth Real.

Production by Management Digital Data AG, Schlieren, Switzerland.

Printed end of May 2008 by NZZ Fretz AG, Schlieren, Switzerland.

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Because change happenz™

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

END

ZURICH®

47623-08